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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        AMENDMENT NO. 1 TO SCHEDULE 14D-9
                                       ON
                                SCHEDULE 14D-9/A

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      MORRISON MANAGEMENT SPECIALISTS, INC.
                            (Name of Subject Company)


                      MORRISON MANAGEMENT SPECIALISTS, INC.
                        (Name of Person Filing Statement)


                          COMMON STOCK, $0.01 PAR VALUE
        RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
                         (Title of Class of Securities)

                                    618459101
                      (CUSIP Number of Class of Securities)


                             JOHN E. FOUNTAIN, ESQ.
                      MORRISON MANAGEMENT SPECIALISTS, INC.
                      1955 LAKE PARK DRIVE, S.E., SUITE 400
                           SMYRNA, GEORGIA 30080-8855
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

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[ ]      CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

         This Amendment No. 1 on Schedule 14D-9/A is being filed by Morrison Management Specialists, Inc. a Georgia corporation (the "Company"), to amend and supplement the Company's original Schedule 14D-9 filed on February 16, 2001.

Item 8. Additional Information

The Company has been advised by the FTC that early termination of the waiting period under the HSR Act with respect to the Offer and the Merger Agreement has been granted effective February 26, 2001.

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   MORRISON MANAGEMENT SPECIALISTS, INC.


                                   By: /s/ John E. Fountain
                                      ------------------------------------------
                                      Name: John E. Fountain
                                           -------------------------------------
                                      Title: Vice President, General Counsel
                                            ------------------------------------

                                            and Secretary
                                            ------------------------------------
Dated: March 1, 2001